UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 000-52786

ZHAOHENG HYDROPOWER LIMITED
_______________________

F/19, Unit A, JinFengCheng Building
5015 Shennan East Road
Shenzhen, China 518015
_______________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

On February 17, 2010, Zhaoheng Hydropower Limited announced that it intends to file a Form 15 with the Securities and Exchange Commission to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934. Reference is made to the press release issued by the company on February 17, 2010, filed herewith as Exhibit 99.1, for further details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZHAOHENG HYDROPOWER LIMITED (Registrant)

Date: February 18, 2010	By:	/s/ Guosheng Xu
Name: Guosheng Xu
Title: Chief Executive Officer